Exhibit 99.2

PERDIGÃO S.A.

CNPJ 01.838.723/0001-27

Public company

Perdigão S.A., PRGA4 and PRGA3 (BOVESPA), and PDA (NYSE), is one of the largest food companies of Latin America and one of the largest meat processors in the world, exporting to over 100 countries.

ANNOUNCEMENT TO THE MARKET

We inform all shareholders and the market in general that PERDIGÃO has commenced operations in the market for beef products, aimed mainly to export markets.  The company has signed an agreement with Arantes Alimentos Ltda. which will provide industrial beef processing products and should result in production of approximately 60,000 tons of beef products in 2006. This production volume should increase Perdigão’s overall sales by close to R$270 million.

The company will export basically cuts under the Perdix brand name.  In Brazil the company will sell top cuts for barbecue under the Perdigão and Nabrasa brands. The Arantes plant handling the processing is located in Cachoeira Alta, state of Goiás and is licensed to export to the European Union, Hong Kong and Arab, African, East European and South American countries.  The plant has been closed for the past 4 months but will resume production this October, slaughtering approximately 750 head of cattle per day for Perdigão.

In a separate initiative, Perdigão is entering the Brazilian market for margarines, offering two brands with distinctive flavors.  Perdigão is launching the first Brazilian margarine especially aimed at the children’s market under the Turma da Mônica brand and another more traditional version under the Borella brand name. The production of the margarines will be in association with Coamo Agroindustrial Cooperativa from Campo Mourão – state of Paraná.

Further information can be found in the release issued today and available of the site: www.perdigao.com.br/ri/eng or with Edina Biava / Gabriela Las Casas, Investor Relations, phone numbers 55 11 3718.5301 / 3718.5791

São Paulo, September 22nd 2005

Wang Wei Chang

Chief Financial Officer

All information contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.